14047872

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 4 2014
Washington, DC
101

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65293

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planner Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 52nd Street, 7th Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm (212) 897-1685
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prager Metis CPAs, LLC
(Name - if individual, state last, first, middle name)

675 Third Avenue, 3rd Floor (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Planner Securities LLC

Statement of Financial Condition and
Independent Auditor's Report
December 31, 2013

Planner Securities LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Kevin Wedwaldt, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Planner Securities LLC for the year ended December 31, 2013, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

K. Wedwaldt

Signature

President KEVIN WEDWALDT

Title

2/27/14

Rebecca Chin

Notary Public 02/27/14

REBECCA CHIN
Notary Public, State of New York
Qualified in Queens County
No. 01CH6235607
My Commission Expires 02-14-2015

Planner Securities LLC
Table of Contents
December 31, 2013

Page(s)

PragerMetis

Prager Metis CPAs, LLC

675 THIRD AVENUE
3RD FLOOR
NEW YORK, NY 10017

T 212.972.7555
F 212.370.1532

www.pragermetis.com

Independent Auditor's Report

To the Members of
Planner Securities LLC

We have audited the accompanying statement of financial condition of Planner Securities LLC (the Company) as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planner Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Prager Metis CPAs, LLC

Prager Metis CPAs, LLC
New York, New York
February 27, 2014

Planner Securities LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 307,679
Due from clearing broker	89,560
Fixed assets at cost, net of accumulated depreciation of $1,705	5,162
Security deposit	30,000
Other assets	10,735
Total assets	$ 443,136
Liabilities and Member's Equity	
Accrued expenses	$ 16,835
Member's equity	426,301
Total liabilities and member's equity	$ 443,136

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

Planner Securities LLC, a Delaware limited liability company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of Planner International Inc., a Virgin Islands corporation. Planner Securities LLC and Planner International Inc. are part of the Planner Corretora de Valores S.A. Group (Planner Group) of Brazil.

The Company is engaged in the business of selling corporate debt and equity securities options, private placements and foreign securities and investment banking products. The Company currently clears all transactions on a fully disclosed basis through a United States clearing firm.

The Company is dependent upon financial support from Planner International, Inc.

2. Summary of Significant Accounting Policies

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash

Cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. A deposit in the amount of $500 is segregated in a "Special Account for the Exclusive Benefit of Customers." The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Fixed Assets

Fixed assets are recorded at cost, net of accumulated depreciation, which is calculated on a straight-line basis over estimated useful lives over three to six years.

Income Taxes

The Company is a wholly-owned limited liability company and is therefore treated as a disregarded entity for tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)
At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Parent remains subject to U.S. federal and state income tax audits for all periods subsequent to 2010.

3. Transactions with Clearing Agents and Broker-Dealers

The Company had an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. This agreement expired during 2013 and at year end the Company is negotiating the agreement with this clearing agent. The Company had another clearing agreement with a different clearing agent, which was reinstated in 2013 with a deposit of $10,000 that expires on March 1, 2014.

4. Transactions with Related Parties

During 2013, Planner International Inc. contributed $600,000 in capital to Planner Securities LLC from funds supplied by the Planner Group.

Income taxes are paid directly by the Company on behalf of the member.

5. Fixed Assets

Fixed assets at December 31, 2013 consist of:

Computer equipment	$ 6,867
Less: Accumulated depreciation	(1,705)
	$ 5,162

Depreciation expense for the year ended December 31, 2013 was $799.

6. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2013, the Company had net capital of approximately $380,000 which exceeded the minimum net capital by approximately $130,000.

All trades are cleared on a fully-disclosed basis and are exempt from the provisions of Rule 15c3-3 under subparagraph (k)(2)(ii).

7. Lease Commitments

The Company conducts its operations from leased office facilities in New York City and entered into a one year lease which expires on March 31, 2014. The lease for office space is subject to escalation for the Company's proportionate share of increases in real estate taxes and operating expenses. Future minimum lease payments pertaining to this agreement are $30,750 during 2014. The Company is currently negotiating an extension to the lease.

8. Commitments and Contingencies

The Company introduces its customer transactions to clearing brokers with whom it has a correspondent relationship for execution and clearance in accordance with the terms of a fully-disclosed clearing agreement. In connection therewith, the Company has agreed to indemnify the clearing brokers for losses that the clearing brokers may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their normal delivery versus payment transactions.

9. Recent Regulatory Developments

In July 2013, the SEC adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a Securities Investor Protection Corporation ("SIPC") member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

10. Recent Regulatory Developments (continued)

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

11. Subsequent Events

The Company has signed a clearing agreement with a clearing broker under substantially the same terms as before and the Parent company is expected to fund the $500,000 clearing deposit.